Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

August 3, 2016	NR 13 - 2016

Avrupa Minerals Appoints Frank Högel to Board of Directors

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce the appointment of Frank Högel, a senior financial executive, to the Board of Directors of the Company, effective August 2, 2016.

Mr. Högel currently serves as the CEO of Peter Beck Performance Funds GbR and sits on the advisory board of Concept Capital Management. Concept Capital is an asset management company focused on evaluating and investing in Canadian resource companies through equity investments, convertible bonds and gold, silver and copper off-take agreements. Mr. Högel has a MBA with a focus on financial management, banking, and international business and management from the University of Nürtingen, Germany. He also sits on the board of several other public companies listed on the TSX Venture Exchange.

“We are delighted to welcome Frank to the board of directors of Avrupa,” stated Paul Kuhn, CEO of Avrupa.  “Frank brings to Avrupa a new network of investors from Europe and elsewhere. We look forward to working with him as we move forward with our generative and discovery programs in Europe.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.